July 16, 2025

Dan Shao
Chief Executive Officer
AirNet Technology Inc.
Suite 301, No. 26 Dongzhimenwai Street
Chaoyang District, Beijing 100027
The People   s Republic of China

       Re: AirNet Technology Inc.
           Amendment No. 2 to Registration Statement on Form F-3
           Filed July 11, 2025
           File No. 333-286235
Dear Dan Shao:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-3 filed July 11, 2025
General

1. We note that you have entered into a share purchase agreement for the disposition of your air travel media network business, after which your only remaining operations will be cryptocurrency mining. Please tell us your consideration of providing pro forma financial statements in accordance with Article 11 of Regulation S-X to reflect the disposition. Refer to Item 5(b)(1) of Form F-3.
 July 16, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Joel Parker at 202-551-3651 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Joan Wu